EXHIBIT 99.1

Profound Medical Announces Preliminary Unaudited Fourth Quarter and Full Year 2019 Revenues & Provides TULSA-PRO® U.S. Commercialization Update

TORONTO, Jan. 10, 2020 (GLOBE NEWSWIRE) -- Profound Medical Corp. (TSX:PRN; NASDAQ:PROF) (“Profound” or the “Company”), a commercial-stage medical device company focused on customizable, incision-free therapies which combine real-time Magnetic Resonance Imaging (“MRI”), thermal ultrasound and closed-loop temperature feedback control for the radiation-free ablation of diseased tissue, today announced preliminary unaudited revenues for the fourth quarter and full year 2019, and provided an update on the early progress it is making with the commercialization of TULSA-PRO® in the United States. Profound is providing this information due to the significant lag time between planned investment community meetings to be held in connection with, among other investor events, the 38th Annual J.P. Morgan Healthcare Conference in San Francisco, and its expected reporting of final 2019 results in March 2020.

Preliminary Unaudited Fourth Quarter and Full Year 2019 Revenues

Profound anticipates total revenues for the fourth quarter of 2019 to be approximately $2.7 million, representing growth of 59% year-over-year and 296% sequentially over the previous quarter. For the full year 2019, the Company anticipates total revenues to be approximately $5.4 million, which compares to $2.6 million in 2018. These figures are preliminary and unaudited, and actual revenues may differ.

“The continuing roll-out of Sonalleve® in China, combined with the added traction TULSA-PRO® has been getting in international markets since the positive TACT clinical data was announced in Q2-2019, led to this significant increase in quarterly revenues,” said Arun Menawat, Profound’s CEO. “While our sales performance in the fourth quarter was a clear positive, it should be noted this was offset by the additional cash flow utilization in the period associated with becoming a Nasdaq listed company. Moving into 2020, our main focus is on executing the commercial launch of TULSA-PRO® in the United States, building on the momentum of the early activities and success reported below.”

TULSA-PRO® U.S. Commercialization Update

Multi-Site Agreement with RadNet

As reported earlier today, Profound has signed its first-ever U.S. multi-site imaging center agreement for TULSA-PRO® with RadNet, Inc. (NASDAQ:RDNT), a national leader in providing high-quality, cost-effective, fixed-site outpatient diagnostic imaging services through a network of 340 owned and/or operated outpatient imaging centers.

“We are excited that RadNet, the largest U.S. owner and operator of outpatient imaging centers, will be the first multi-site user of TULSA-PRO® under Profound’s recurring revenue-only business model, and view this as an early validation of our go-to-market strategy,” commented Dr. Menawat.

C-Code Application

In November 2019, Profound submitted its application for a Healthcare Common Procedure Coding System (HCPCS) C-Code from the Centers for Medicare & Medicaid Services (“CMS”) for the TULSA-PRO® procedure.

A C-Code is a unique temporary product code established by CMS for the Hospital Outpatient Prospective Payment System (“OPPS”) to promote the adoption of new medical technology that otherwise had no codes to facilitate payment. C-Codes are used on Medicare OPPS claims, but may also be recognized on claims from other providers or by other payment systems.

“We are accelerating our reimbursement strategy for TULSA-PRO® by pursuing both temporary and permanent CMS codes,” said Dr. Menawat. “If and when Profound receives a C-Code for TULSA-PRO®, it would provide for a 3-year period of coding and billing methodology for facility costs, where patients may only be required to personally cover the related physician fees. As for the longer term, we expect patient recruitment to begin in the first half of 2020 for planned additional trials designed to expand the body of clinical publications and enable TULSA-PRO® to qualify for a specific CPT code.”

About RadNet, Inc.

RadNet, Inc. is the leading national provider of freestanding, fixed-site diagnostic imaging services in the United States based on the number of locations and annual imaging revenue. RadNet has a network of 340 owned and/or operated outpatient imaging centers. RadNet's core markets include California, Maryland, Delaware, New Jersey, and New York. In addition, RadNet provides radiology information technology solutions, teleradiology professional services, and other related products and services to customers in the diagnostic imaging industry. Together with affiliated radiologists, and inclusive of full-time and per diem employees and technicians, RadNet has a total of over 8,000 employees.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration.

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding its U.S. multi-center commercial agreement with RadNet; the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids and palliative pain treatment; Profound’s preliminary unaudited fourth quarter and full year 2019 revenues; the potential obtainment of a C-Code from CMS for TULSA-PRO®; and the success of Profound’s U.S. commercialization strategy and activities for TULSA-PRO®. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the pharmaceutical industry, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849